                                       Filed by New York Community Bancorp, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                               Subject Company: New York Community Bancorp, Inc.
                                                     Commission File No. 0-22278


          The following is a transcript of New York Community Bancorp, Inc.'s (the "Company") conference call held on April 18, 2001 related to the Company's release of its first quarter 2001 earnings:

                            1ST QUARTER 2001 EARNINGS
                           CONFERENCE CALL TRANSCRIPT

                                    2:30 P.M.
                                 APRIL 18, 2001



IAA: Good afternoon, everyone, and welcome to New York Community Bancorp's post-earnings conference call, which will be led by Joseph Ficalora, our Chairman, President, and Chief Executive Officer.

                  Also with us today are Michael Lincks, Executive Vice President and Secretary of the Company, and Robert Wann, our Executive Vice President and Chief Financial Officer.

                  In addition to discussing highlights of this morning's 1st Quarter 2001 earnings release, we'll be talking about our earnings outlook for the remainder of this year, and touching briefly upon our proposed merger with Richmond County Financial Corp.

                  Obviously, some of these remarks will constitute forward-looking statements, as defined in Section 27A of the Securities Act of 1993, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We intend such statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Please see pages 6 and 7 of this morning's earnings release for additional information about the risk factors associated with these forward-looking statements. If needed, a copy of the release is available at our web site, www.myNYCB.com, or by calling the Investor Relations Department at 516-683-4420.

                  As we would like to allow sufficient time to answer your questions, I will now turn the call over to Mr. Ficalora.

JRF:              Thank you, Ilene.

                  Good afternoon.

                  I'd like to start by saying that our first quarter earnings accomplished two objectives. First, they demonstrated our ability to execute the strategy established at the time we announced our purchase acquisition of Haven Bancorp. And second, they signaled our expected direction for the remainder of the year.


                                         - continued -

                  Looking at the first of these items, we reported first quarter 2001 earnings of $27.6 million, or $0.66 per share, which included a non-recurring net gain of $10.3 million on the sale of loans and securities.

                  You may recall that at the time we announced the Haven acquisition, we indicated our intent of selling approximately $1 billion of acquired assets. In the four months since the acquisition was completed, we've actually disposed of $1.2 billion, supported, in part, by the favorable movement in market interest rates.

                  Absent the gain, our core earnings rose to $17.4 million, or $0.42 per share, which was slightly ahead of consensus. The increase largely reflects significantly higher levels of net interest income and other operating income, a slightly higher than expected level of non-interest expense, and a lower-than-expected effective tax rate.

                  During the quarter, we also completed the sale of CFS Insurance Agency (without any impact on our performance), and completed the conversion of CFS Bank's data processing system into that of New York Community Bank. As our proposed merger partner, Richmond County Financial Corp, uses the same d.p. provider as we do, we would expect our next post-merger conversion to be less complex than the conversion process we completed in March.

                  These special items aside, the quarter was notable for the extent to which we were able to capitalize on the increase in low-cost deposits and current market conditions to implement our asset and liability management strategies. In addition to originating mortgage loans in the amount of $258 million, primarily secured by multi-family buildings, we invested in sequential CMOs with an average life of 3-1/2 and 1-1/2 years. We also saw a substantial decline in our higher cost funding, which is expected to continue, with approximately $1.2 billion in CDs scheduled to reprice downward over the next 12 months.

                  As a result of our current strategies, and our expectation that current market conditions will continue over the next few quarters, we have increased our earnings projections for the remainder of 2001.

                  At this time, and excluding any impact from our proposed merger with Richmond County Financial, we currently anticipate that our core diluted earnings per share for the twelve months ended December 31, 2001 will range between $1.80 and $1.83 and that our diluted cash earnings for the same period will range between $2.38 and $2.41.

                  Incorporated into these estimates is the expectation that operating expense will range between $17.0 million and $17.5 million per quarter for the remaining three quarters of this year, and that our effective tax rate will range between 35% and 36%. Without giving any specific estimates, we would anticipate that net interest income, interest rate spread, and net interest margin will benefit from the current interest rate environment, and from our efforts to shorten our assets and reduce our balance of higher cost funds. Similarly, we would expect to see a strong level of other operating income, stemming from fee income and product sales.

                  The combination of strong first quarter results and stronger full-year expectations underscores the potential of our proposed merger of equals with Richmond County Financial Corp. As indicated in today's earnings release, we are currently in the process of preparing the necessary filings, and look forward to issuing our joint proxy/prospectus as soon as practicable.

                  On that note, I would like to open the discussion to your questions, so please go ahead.

Q&A

Operator:         Thank you. Today's question and answer session will be
                  conducted electronically. If you would like to ask a question simply press the star key followed by the digit 1 on your touch tone telephone. We will proceed in the order that you signal us and will take as many questions as time permits.
                  Once again, if you would like to ask a question, simply press the star key followed by the digit 1 on your touch tone telephone and we'll pause for just a moment to assemble our roster.


OPERATOR:         AND OUR FIRST QUESTION WILL COME FROM KEVIN SCHULZIK (SP.)
                  WITH KBW INVESTMENT FIRM. PLEASE GO AHEAD.

KS:               This is Kevin Schulzik. Hi Joe how are you?

JRF:              Hi Kevin how are you?

KS: Not too bad. Quick question for you just on the earnings guidance. $1.80 to $1.83 obviously the initial dilution from the deal this year as it closes late in the third quarter is not much so I would assume that you would feel comfortable maybe more towards the lower end of that range initially now on a pro forma basis. You can comment on that, but then also if you could kinda speak how that changes on a going forward basis to 2002 some of the projections you had laid out for us in the pro formas for Richmond.

JRF: Kevin, one of the things that we did before we even prepared the release was we discussed with out bankers whether or not each of the quarterly releases we would be doing would explicitly cause us to change what we've put out into the document to date, and the answer was that we should not be changing what is already in the public sphere with regard to the deal. The information with regard to each of our individual banks, Richmond County and Queens County, would give some additional guidance, I guess, to analysts and investors that conceivably our numbers will be better than what would have appeared in the document, but we are not going to redress the document. In essence that document will need to stand until the deal actually closes.

KS:               So in short it is up to us to kinda...

JRF:              That's right. I am sorry about that.

KS:               Thanks Joe.  Good quarter.

JRF:              Sure, thank you.

OPERATOR:         AND OUR NEXT QUESTION WILL COME FROM JAMES ACKOR WITH TUCKER
                  ANTHONY INVESTMENT, PLEASE GO AHEAD.

JRF:              Hi Jim.

JA:               Hey Joe, how are you?

JRF:              Good.  Very well.

JA:               Very nice quarter.

JRF:              Thank you.

JA: Quick question with regards to some of the proposals that you had suggested might come to fruition but it would be hard to determine based on the level of demand. Do you see any luck at all whatsoever in looking at trying to pair off some of the supermarket branches in areas like Connecticut. I know we discussed the possibility of doing in New Jersey and that may have changed now that you have put yourself together with Richmond County, but how about on the Connecticut branches?

JRF: I think probably the best way to address that is that we've been having on-going dialog with various people over the course of the last several weeks and we are analyzing what in fact would make the most sense. Given the opportunity to consider whether we are expanding our franchise, there are going to be branch locations that are becoming available as a result of other transactions, there are going to be other deals that are possible down the road and our particular locations in places in Connecticut or New Jersey might have a particular appeal to somebody else that would sit better with them than it does with us. But I would not want to give you the impression that we are absolutely certain as to the timing or the particular locations that we might consider. We are just being very open-minded about this at this time.

JA: Okay, that sounds fair. One more quick one for you. Presumably the borrowings are going to continue to ratchet down over time.

JRF: Yes, we are very actively looking at that as we speak. The opportunity to de-leverage the company is one of the things that we are going to continue to pursue. We have not been at this juncture actively de-leveraging. As you can see the company has not been growing, but we've not been actively de-leveraging. That is part of the next phase what we are about to do.

JA:               Okay, and again thanks.

JRF:              You're quite welcome, Jim.

OPERATOR:         AND OUR NEXT QUESTION WILL COME FROM THOMAS O'DONNELL WITH
                  SOLOMON SMITH BARNEY.

JRF:              Hi Tom.

TO:               Hi Joe, how are you?

JRF:              Good.

TO:               An impressive quarter. I have a question on the margin.
                  Remarkably stable, actually went the right direction up a basis point. You did comment on it, but it seems to me with the repricing it should be going up significantly in the coming quarters. Is that a fairly reasonable assumption to make?

JRF: I think it is definitely reasonable. There is no question that as the quarters go down the road it will in fact increase not just for us but I would suspect for others, but no question that the impact with regard to interest rates is going to be ever more favorable as we go 1, 2, 3 quarters out.

TO: The stability in the just completed quarter. What prompted that? What caused that?

JRF: The fact that it didn't change by as much is more driven by the fact that we did not have a sizeable amount of liabilities change at this time.

TO: And then one other question if I could. The New York real estate market, I know from the credit perspective you are in very good shape, but are you seeing any weakness in the market tied to the financial services industry at all, or any other factors.

JRF: We've not seen it at all as of yet but I would guess that what we've been hearing about, you know, more broadly, would suggest that real estate could soften in this market, but I do not anticipate that that will have, as was the case in the past, a material effect on the majority of our assets.

TO:               Okay, thanks very much.

JRF:              Surely.

OPERATOR:         AND OUR NEXT QUESTION COMES FROM JACK PERSICO (SP.) WITH
                  LEHMAN BROTHERS.

JRF:              Hi Jack.

JP:               Joe how are you?

JRF:              Good, very well.

JP: Looking at this the way I see it about sixty something percent of your CDs are going to reprice in the next four quarters, correct?

JRF:              Right.

JP: What is the majority, the majority of those CDs what is the term on those if you could kinda give us an idea what the term is ... on that same kind of term rolling over.

JRF: I think the remaining term is the only relevant piece because in actuality as interest rates are moving down, depositors typically opt for either savings accounts or shorter terms CDs so the term they are coming out of is less relevant than the remaining term. The good news I think for us is that it is highly probable that all renewing CDs will renew at substantially lower rates than their current rates. And then again, this is not just unique to us. Most people who are coming out of a CD that let's say was paying 6.25, 6.50 would be more likely to go with a shorter term CD even though it's paying a lesser rate and it's kinda like sticker shock, they have to get used to it for a little bit. So, I would suspect that our overall CD costing is going to go down rather nicely.

JP:               At this time you wouldn't want to quantify that?

JRF:              No.

JP:               Okay.

JRF:              No.

JP:               Okay.

JRF:              Okay.


OPERATOR:         AND OUR NEXT QUESTION WILL COME FROM SCOTT VALENTIN WITH
                  FRIEDMAN, BILLINGS RAMSEY.

JRF:              Hi Scott.

SV:               Hi Joe.  How are you doing?  Congratulations.

JRF:              Thank you.

SV: Great quarter, very strong. With the timing of the sale of the assets was it front loaded or back loaded at all or was it pretty even throughout the quarter.

JRF: No, the sales were primarily at the end of the quarter. In other words since those were mostly loan sales, that was all being packaged and delivered at the very end of the quarter.

SV: And also on the buy-back you were fairly ... you purchased a fairly good amount of shares during the quarter.

JRF:              Right.

SV: Any...is that going to continue you think, or were you trying to retain capital.

JRF: I think that, you know obviously we have a fairly longstanding track record of being aggressive in the markets with regards to shares. The first quarter had a tremendous amount of extraordinary activity because of the transaction. The transaction which is pending will likewise also give us an opportunity to be aggressive in the markets with regard to share buy-backs, so I'd say that our track record is probably indicative of how we will approach capital in the future, and the immediate transaction that would close by the third quarter of this year, if anything, will be substantially accretive to book and to our capital position.

SV: Okay, and also, I don't have the presentation from the Richmond County acquisition or merger of equals I should say. What dollar amount of the goodwill, the cash add back under the new proposed FASB rules, GAAP EPS?

JRF: What dollar amounts? If under the new accounting we and they were to have the benefit of the new accounting rules? Is that what you are saying?

SV:               Just Queens County.  I am sorry New York Community Bancorp.

JRF: Okay, I think that our GAAP number for the last transaction for goodwill amortization is approximately $1.5 million a year thereabouts.

Background:       Per quarter.

JRF: Per quarter. If it turns out that we are looking at having the benefit of not having to price that our number does go up a little bit. Probably in the range of ... It goes to...if you look at... I am sorry you don't have the presentation, but on page 16 of the presentation where it talks to the cash earnings, that's probably where it goes to.

SV:               Okay.

JRF: It actually has a line that deals with the numbers for the year 2002 and 2001 and it deals with under the proposed GAAP what that would change our earnings to.

SV:               Ok, great.  Thanks Joe.


Operator:         And just a reminder you if you would like to ask a question please press the star key followed by the digit 1.

OPERATOR:         AND WE'LL NOW TAKE A QUESTION FROM JOHN KLEIN WITH SANDLER
                  O'NEILL. PLEASE GO AHEAD.

JRF:              Hi John.

JK: Hi, good afternoon. Just had a question about prepaid penalties on your multi-family loans. I am just curious what percentage of the loans have prepayment penalties and where would that show up? Would that show up in fee income or in your margins?

JRF: It actually comes into the margins, the prepayment penalties are in fact part of what we consider the earnings over the term of the loan. We're looking at probably something in the range of 95% or 98% of our loans are written with pre-payment penalties. Extraordinarily high, I guess, in comparison to many of our peers. Obviously since we are not portfolioing ...one to four families for the most part it really does not have any bearings.

JK: Just kind of following up on that, what kind of prepayment experience have you been seeing through the quarter on those loans.

JRF: So far it hasn't really been very much. It has been minimal so far. You would expect though as interest rates continue to go down, that will accelerate.

JK:               Great. Thanks a lot.

JRF:              Okay.


OPERATOR:         AND OUR NEXT QUESTION COMES FROM THEODORE COVALES WITH STRUCKS
                  (SP.) & COMPANY. PLEASE GO AHEAD.

JRF:              Hello Theodore, how are you?

TC:               Joe, fine thank you and congratulations on a bang-up quarter.
                  A number of the questions I had have already been answered, but I do have one with regard to your buy-back program. I know that you are buying back your own stock, are you also at this juncture buying back any of Richmond County?

JRF: I think over the course of time we will be able to buy either our stock or their stock. That was the same situation when we did the Haven transaction. When in fact we are eligible to be in a market we will buy either our stock or their stock whichever is the best buy for the company.

TC: Okay, great, and then in your release you make a comment about ... based on interest rate prognosis. I am not gonna ask you whether you thought that Mr. Greenspan was going to act earlier today, but what do you see six months out, etc.

JRF: I would guess that our expectations are that interest rates are going to continue to come down and that we are likely to have a clearly extended period of a slowing of the economy and therefore an opportunity for rates to continue to come down over time.

TC:               Thank you.

JRF:              You are quite welcome.


Operator:         And we have no further names remaining in our queue, I would just like to remind our audience if you would like to ask a question simply press the star key followed by the digit 1 and we'll pause for just a moment to assemble.

OPERATOR:         AND IT LOOKS LIKE WE DO HAVE A QUESTION FROM SANDY ACIA (SP.)
                  WITH OSCERA (SP.) CREST. PLEASE GO AHEAD.

SA: Hi, do you have any specifics they can offer about the status of the regulatory approval for the merger. For instance the FRB, FDIC and New York Banking.

JRF: Alright, I guess the best way to put it, all of the material necessary for those filings is in the process of being developed by each of our banks. We have not yet filed the appropriate documents with our regulators. It is our hope, however, that we'll be filing certainly later this month, with almost all of the regulators required.

SA:               Okay, thank you.

JRF:              You are quite welcome.


CLOSING REMARKS:

JRF: And I thank you all for joining us today and for your confidence in New York Community. I look forward to speaking with you in the future, and obviously we look forward to a good year, 2001. Thank you.

                                     * * *

New York Community Bancorp, Inc. is the holding company for New York Community Bank. The Company serves its customers through 19 traditional and 67 in-store branch offices in New York City, Long Island, Westchester and Rockland counties, Connecticut, and New Jersey, and is one of the leading multi-family mortgage lenders in the United States. Additional information about the Company is available at its web site, www.myNYCB.com.

New York Community Bancorp and Richmond County Financial Corp. will be filing a joint proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the "SEC"). WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain these documents free of charge at the SEC's web site (www.sec.gov). In addition, documents filed with the SEC by New York Community Bancorp will be available free of charge from Ilene A. Angarola, First Vice President, Investor Relations, New York Community Bancorp, 615 Merrick Avenue, Westbury, New York 11590. Documents filed with the SEC by Richmond County Financial Corp. will be available free of charge from Thomas R. Cangemi, Executive Vice President and Chief Financial Officer, Richmond County Financial Corp., 1214 Castleton Avenue, Staten Island, New York 10310-1702.

The directors, executive officers, and certain other members of management of New York Community Bancorp and Richmond County Financial Corp. may be soliciting proxies in favor of the merger from the companies' respective shareholders. For information about these directors, executive officers, and members of management, shareholders are asked to refer to the most recent proxy statements issued by the respective companies, which are available at the addresses provided in the preceding paragraph.

                  Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995

This release contains certain forward-looking statements, including the earnings outlook provided above, with regard to the Company's prospective performance and strategies within the meaning of Section 27A of the Securities Act of 1993, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and is including this statement for purposes of said safe harbor provisions.

These forward-looking statements are based on current expectations, but actual results may differ materially from anticipated future results. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies, and expectations of the Company, are generally identified by use of the words "believe," "expect," "intend," "anticipate," "estimate," "project," or similar expressions. The Company's ability to predict results or the actual effects of future plans or strategies is inherently uncertain. Factors that could have a material adverse effect on the operations of the Company and its subsidiaries include, but are not limited to, changes in market interest rates, general economic conditions, legislation, and regulation; changes in the monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board; changes in the quality or composition of the loan or investment portfolios, demand for loan products, deposit flows, competition, and demand for financial services in the Company's market area; changes in accounting principles and guidelines; and other economic, competitive, governmental, regulatory, and technological factors affecting the Company's operations, pricing, and services.

Specific factors that could cause future results to vary from current management expectations are detailed from time to time in the Company's SEC filings, most recently including its Annual Report on Form 10-K for the twelve months ended December 31, 2000.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release. Except as required by applicable law or regulation, the Company undertakes no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.